

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

>   **Re: Adit EdTech Acquisition Corp.**
>   **Amendment No. 5 to Registration Statement on Form S-4**
>   **Filed April 6, 2023**
>   **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4 Filed on April 6, 2023

Certain GRIID Projected Financial Information, page 156

1. Please confirm whether or not the 2022 management projections still reflect management's views on future performance and/or describe what consideration the board gave to obtaining updated projections or a lack of reliance upon the projections.

Unaudited Pro Forma Condensed Combined Financial Information, page 187

2. We note your presentation of unaudited pro forma condensed combined statements of operations for the years ended December 31, 2022 and 2021. Only pro forma statements of comprehensive income for the most recent fiscal year may be filed. Refer to Rule 11-02(c)(2)(i) of Regulation S-K. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GRIID
Operating Expenses
Cost of Revenues, page 242

3.   Please revise to clarify the impact that the reimbursed electricity and operating expenses from your Mining Services Agreement had on the increase in cost of revenues.

Griid Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows, page F-31

4.   You indicate in response to prior comment 4 that you have consistently liquidated your bitcoins mined in order to fund operations. Please tell us how quickly bitcoin is converted into cash after it is mined. In this regard, you indicated in your March 21, 2022 response to comment 45 that the average duration for which you held cryptocurrencies was 249 days for the year ended December 31, 2021 and that "earned and purchased bitcoin are not primarily acquired for immediate resale, and are instead held for a relatively long period of time, over which the related cryptocurrency is subject to market price fluctuations, similar to a traditional investment." In addition, we note your disclosures on pages 217 and 234 indicating that holding bitcoin on the balance sheet is a core piece of your treasury management strategy. You previously concluded that classifying the cash flow activities from selling of cryptocurrencies represents an investing activity, and not an operating activity. Further explain your basis for changing this conclusion. To the extent that bitcoin received as noncash consideration in the ordinary course of business is not converted nearly immediately into cash, the Staff would not object to the classification of the proceeds from the sale of cryptocurrencies within cash flows from investing activities, as previously communicated.

5.   We note that changes in long-term deposits are classified as operating activities. Please explain the nature of this item and tell us why the classification is appropriate based on the guidance in ASC 230-10-45.

Notes to Consolidated Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-38

6.   Please note that we continue to review your revenue recognition practices and disclosures applied in your mining operations. We also continue to consider your responses to prior comments 7 through 9. Please be advised that we will have further comments.

7.   In response to prior comment 10, you indicate that you determined that PPLNS was not applicable for either 2021 or 2022. Please confirm the payout methodologies for each of the mining pools you participated in 2021, as noted from page F-35. Explain to us how you determined that PPLNS was not applicable for either 2021 or 2022. Describe your process for determining the payout methodology utilized by the pool operator and for verifying that your payouts are accurate.

8.   In response to prior comment 10, you indicate that you compared PPLNS and FPPS revenue recognition policies to determine the impact on your financial statements. Please elaborate on how you performed this comparison. Considering that you indicate that PPLNS was not applicable for 2021 or 2022, tell us what transactions you used to compare the impact of using the beginning of day bitcoin price and the bitcoin price at time of receipt. Please clarify whether you made an error in assuming the PPLNS model was the payout model, when in fact the FPPS model was being utilized.

Note 11. Debt and Warrants, page F-47

9.   You disclose that the loss on extinguishment of debt was \$51,079,000 and \$40,771,000 as a result of the 3rd A&R Loan Agreement in 2021 and the 4th A&R Loan Agreement in 2022, respectively. Please reconcile these amounts to your consolidated statements of operations.

Note 12. Fair Value Hierarchy, page F-51

10.   We note your responses to prior comments 13 and 15. Please explain why ADEX common stock is considered as the underlying share price of the warrants considering that the warrants will be exercisable for common stock of New GRIID upon the merger. That is, it is not clear how the trading price of ADEX is reflective of the current price of the underlying shares. Also, please explain how the "fair value assessment method" described in your disclosure takes into consideration the other characteristics of the warrants, such as the exercise price, expected term, and expected volatility of the underlying common stock. In addition, explain how you determined the fair value measurement was Level 2 of the fair value hierarchy based on the inputs.

11.   Please explain to us the nature of the reconciling items included in the rollforward of the warrant liability for the year ended December 31, 2022. In this regard, we note from your disclosure on page F-50 that you recognized a warrant liability of \$49,421,000 in conjunction with the 4th A&R Loan Agreement. We also note that you agreed to issue warrants in conjunction with the promissory notes in the aggregate principal face amount of \$4,553,000. Tell us how you accounted for the excess of the fair value of the warrant liability over the net proceeds, if any.

Note 15. Commitments and Contingencies
Data Black River Development and Operation Agreement, page F-57

12.   We note your revised disclosure in response to prior comment 17 that "[t]he Company decreased mining services revenue for HDP's allocation of the revenue share..." Please clarify your statement in light of the disclosure that you only accrue your revenue share amount within mining services revenue. Consider defining your references to "mining revenue" and "mining services revenue." In addition, as previously requested, please explain what consideration was given to disclosing the amount paid to HDP for each period presented. Tell us the amount of total mining revenues that exceeded your monthly management fee and the amounts that were paid to HDP for the provisions of electricity and for their portion of the revenue share. In this regard, we note you removed the disclosure that was included in your prior amendment indicating that you earned $1,522,000 related to revenue share under this arrangement. We may have further comment.

Mining Services Agreement, page F-58

13.   We note your revised disclosure in response to prior comment 23 indicating that direct costs incurred and reimbursed are recorded in cost of sales and reimbursed costs are recorded as mining services revenue. We note that these reimbursed costs relate to the amounts you invoice the Customer monthly for the electricity charges associated with the Mining Services related to the Customer Mining Equipment, without premium or markup, in addition to the Customer's operating expense charges as defined in the Mining Services Agreement. Tell us how you determined to include these cost reimbursements in the transaction price. Refer to ASC 606-10-32-2. That is, explain how you determined that these amounts are in exchange for transferring promised goods or services to the Customer. In this regard, you indicate in response to prior comment 22 that the provision of mining services is the only performance obligation within the Mining Services Agreement. We also note from your response to comment 32 in the letter dated December 7, 2022 that Blockchain has a separate agreement with the pool operator to provide hash-rate to the pool and, from your disclosure on page 242, that Blockchain pays the electricity charges directly to the utility provider. Tell us whether the nature of the promise is a performance obligation to provide the specified goods or services itself or to arrange for another party to provide services.

Litigation, page F-59

14.   Regarding the Red Dog litigation, you state, "Each of the possible outcomes reviewed by management did not carry a higher degree of confidence of occurring over the other outcomes, therefore, no loss contingency was recorded as of December 31, 2022." Please revise to account for your contingent liability in accordance with ASC 450-20-25-2 and provide disclosure of any reasonably possible additional loss in accordance with ASC 450-20-50-3 through 50-5.

Note 19. Subsequent Events, page F-62

15.   We note that you issued warrants to purchase 107,614 Class B units of the Company after year-end. Please revise to disclose an estimate of the financial effect. Refer to ASC 855-10-50-2(b).

   You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke